COLFAX CORPORATION
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

August 6, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is provided that Colfax Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 29, 2018, which was filed with the U.S. Securities and Exchange Commission on August 6, 2018.

Sincerely,

Colfax Corporation

/s/ A. Lynne Puckett
A. Lynne Puckett Senior Vice President, General Counsel and Secretary